________________________________________________________________________________
________________________________________________________________________________


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                _______________

                                   FORM 11-K
                                _______________

           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 2002
                                _______________

                         Commission file number 1-14180
                                _______________

                               LORAL SAVINGS PLAN
                                _______________

                       LORAL SPACE & COMMUNICATIONS LTD.
                                600 Third Avenue
                            New York, New York 10016

________________________________________________________________________________
________________________________________________________________________________

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                               LORAL SAVINGS PLAN
                        ________________________________

                                     (Plan)


                          BY:       STEPHEN L. JACKSON

                        ________________________________
                               Stephen L. Jackson
                                Committee Member

Date: June 25, 2003

                               LORAL SAVINGS PLAN

                               TABLE OF CONTENTS
                                _______________

                                                               Page
                                                              ------
Report of Independent Accountants...........................    2
Financial Statements:
  Statements of Net Assets Available For Benefits as of
     December 31, 2002 and 2001 ............................    3
  Statements of Changes in Net Assets Available For Benefits
     for the years ended December 31, 2002 and 2001 ........    4
 Notes to Financial Statements .............................    5
Supplemental Schedules:
  Schedule of Assets Held for Investment Purposes as of
     December 31, 2002......................................   10
Exhibit:
  Consent of Independent Accountants
  Certification Pursuant to Section 906 of the Sarbanes-Oxley
     Act of 2002

                        INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
Plan Administrator of the
Loral Savings Plan

     We have audited the accompanying statements of net assets available for benefits of the Loral Savings Plan (the Plan) as of December 31, 2002 and 2001, and the related statement of changes in net assets available for benefits for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                                 MOHLER, NIXON & WILLIAMS
                                                 Accountancy Corporation

Campbell, California
June 23, 2003

                               LORAL SAVINGS PLAN

                STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                                 (In thousands)



                                                            December 31,
                                                      ------------------------
                                                         2002          2001
                                                      ----------    ----------
Assets:
  Investments, at fair value:
     Participant directed:
       Mutual Funds .........................         $  170,016    $  195,143
       Loral Stock Fund......................              8,434        28,016
       Loans.................................              2,491         3,569
     Non-participant directed:
       Loral Stock Fund......................              4,081        16,621
       Ford Stock Fund.......................              6,210        11,350
                                                      ----------    ----------
          Total investments..................            191,232       254,699
                                                      ----------    ----------
  Net assets available for benefits..........         $  191,232    $  254,699
                                                      ==========    ==========




   The accompanying notes are an integral part of these financial statements.

                               LORAL SAVINGS PLAN

           STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
                                 (In thousands)


                                                         Years ended
                                                         December 31,
                                                  ---------------------------
                                                     2002             2001
                                                  ---------         ---------
Investment (loss) income:
  Net decrease in fair value of investments...    $ (71,019)        $ (22,599)
  Interest and dividends......................        3,543             6,052
                                                  ---------         ---------
                                                    (67,476)         (16,547)
                                                  ---------         ---------
Contributions:
  Participants................................       19,053           21,424
  Employer....................................        6,632            7,741
  Rollovers...................................          411            1,388
                                                  ---------         ---------
                                                     26,096            30,553
                                                  ---------         ---------

Benefits paid to participants.................      (21,996)          (17,333)
Transfer of assets to other plans, net........          ---           (15,816)
Administrative expenses.......................          (91)             (126)
                                                  ---------         ---------
Net decrease in net assets....................      (63,467)          (19,269)

Net assets available for benefits:
  Beginning of year...........................      254,699           273,968
                                                  ---------         ---------
  End of year.................................    $ 191,232         $ 254,699
                                                  =========         =========








   The accompanying notes are an integral part of these financial statements.

                               LORAL SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                           December 31, 2002 and 2001

1. Plan Description

General

     The Loral Savings Plan (the "Plan") was established on April 23, 1996 following the spin-off and formation of Loral Space & Communications Ltd. ("Loral" or "Company"). It was established for the benefit of employees of certain affiliates of Loral (collectively referred to as the "Employer"), and is sponsored by Space Systems/Loral, Inc. ("SS/L").

     The Plan is a defined contribution plan designed to provide eligible employees with systematic savings and tax-advantaged long-term savings for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code. Regular full-time and regular part-time employees are eligible to participate in the Plan as of their date of hire. A complete description of the Plan's provisions is contained in the Plan document.

     In June 2003, the Company's board of directors voted to effect a reverse split of the Company's common stock at a ratio of one-for-ten, resulting in a new par value of $0.10 per share.

Non-Participant Directed Investments

     Loral Stock Fund - Funds are primarily invested in Loral Space & Communications Ltd. common stock ("Loral Common Stock"). Assets invested in the Loral Stock Fund are expressed in units of participation rather than shares of Loral Common Stock. Such units represent a proportionate interest in all assets of the Loral Stock Fund, which includes Loral Common Stock and the Fidelity Short Term Interest Fund. A net asset value per unit of participation is determined daily for each outstanding unit of the Loral Stock Fund.

     The Ford Stock Fund is a carry-over fund resulting from the transfer of assets from a prior plan. Contributions and reinvestment of dividends into this fund are not permitted. Dividends received on Ford common stock are invested in the Fidelity Retirement Money Market Fund. Assets invested in the Ford Stock Fund are expressed in units of participation rather than shares of Ford common stock. Such units represent a proportionate interest in all assets of the Ford Stock Fund, which includes Ford common stock and the Fidelity Short Term Interest Fund. A net asset value per unit of participation is determined daily for each outstanding unit of the Ford Stock Fund.

     The Globalstar Stock Fund - The Globalstar Stock Fund reflected the value of Employer matching contributions from August 1, 1997 to July, 31 2001 for employees of Globalstar only. Assets invested in the fund were expressed in units of participation rather than shares of Globalstar Telecommunications Ltd. common stock. Such units represented a proportionate interest in all assets of the Globalstar Stock Fund, which included Globalstar common stock and the Fidelity Short Term Interest Fund. In August 2001, Globalstar L.P. ("Globalstar") created its own sponsored plan for employees of Globalstar and assets of approximately $15.8 million were transferred out of the Plan.

Participant Accounts

     Participants can direct their investments in a number of mutual funds and the Loral Stock Fund. A participant's account is credited with the participant's contribution; the Employer's matching contribution and an allocation of Plan earnings or losses, net of certain investment management fees. Allocations are based on a participant's account balance as a percentage of the sum of all participants' account balances.

Vesting and Forfeitures

     Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants vest 100% in their employer contributions as follows: Employer contributions received prior to January 1, 2002 vest fully after five years of credited service and employer contributions received on or after January 1, 2002 vest fully after three years of credited service. On termination of service due to death, disability, or retirement, participants become fully vested. Non-vested Employer contributions are forfeited upon termination or withdrawal and are used for certain Plan administrative expenses or to reduce future Employer contributions. Forfeitures for the years ended December 31, 2002 and 2001 were approximately $174,000 and $223,000, respectively.

Contributions

     The Plan has both a Tax-Efficient Savings ("TES") and a Regular Savings (after tax) feature. Under the Plan, and subject to limits imposed by the Internal Revenue Code ("IRC"), participants, except for Loral Skynet ("Skynet" a division of Loral) participants, may elect a reduction in eligible salary up to 15% with a corresponding TES contribution in the same amount made to the Plan by the Employer on their behalf. Such contributions are excluded from the participant's taxable income. Subject to limits imposed by the IRC, participants may also contribute up to 10% of their base salaries to the Regular Savings feature of the Plan on an after-tax basis. Skynet participants may elect to contribute from 2% to 16% of eligible compensation which can be either on a TES or Regular Savings basis. Pursuant to Economic Growth and Tax Relief Reconciliation Act of 2001, participants who were age 50 or older in 2002 could elect to contribute $1,000 TES above the IRC imposed limits.

     Participants' contributions are generally matched at a rate of $.60 for each dollar of TES and/or Regular Savings contributions, up to 6% of a participant's base salary, unless the Employer determines to make a different contribution or no contribution. With the exception of Globalstar employees, all Employer matching contributions are generally invested in the Loral Stock Fund. For Globalstar employees, the Employer matching contributions were invested in the Globalstar Stock Fund. Employer matching contributions related to Globalstar employees were transferred to any of the participant directed funds. All Employer matching contributions remaining in the non-participant directed Loral Stock Fund or the Globalstar Stock Fund are reflected as non-participant directed in the accompanying financial statements. Participants who are 55 years old and have 10 years of service may direct their Employer matching contributions to any available investment option except the Ford Stock Fund and the Globalstar Stock Fund.

     For Loral Cyberstar, Inc. and for Cyberstar, L.P., subsidiaries of Loral, eligible employees began receiving an Employer contribution of between 1% - 2% of base salary, based upon the employees' years of service. The Employer contribution, which is in addition to any Employer matching contribution, can be directed by participants to any available investment option except the Ford Stock Fund and the Globalstar Stock Fund. However, effective April, 2002, Loral Cyberstar, Inc. and Cyberstar, L.P., suspended all Employer contributions, matching and otherwise.

Payment of Benefits

     Upon termination, participants are eligible to receive the vested portion of their account balance. Terminated participants who have an account balance in excess of $5,000 may elect to leave their account balance in the Plan or withdraw it in full at any time up to age 70 1/2. Terminated participants with an account balance of less than $5,000 receive their account balance as soon as practicable after termination.

     Assets in a participant's TES account may be withdrawn only for financial hardship before termination of employment or before reaching age 59 1/2. Financial hardship is determined pursuant to provisions of the IRC. Generally, a 10% penalty will be imposed on certain withdrawals of pre-tax assets made before the participant reaches age 59 1/2. After age 59 1/2, TES assets may be withdrawn in total or in part at any time.

     Assets in a participant's Regular Savings account may be withdrawn in total or in part at any time in accordance with the Plan provisions.

     Vested Employer contributions are eligible for withdrawal by Plan participants at any time subject to Plan provisions.

Payment of Administrative Expenses

     Most administrative expenses are paid by the Plan. The Plan permits the Employer to use forfeitures from participants' non-vested accounts to pay certain administrative expenses. Expenses not paid by the Plan are the responsibility of the Employer.

Participant Loans

     The Plan permits active participants to borrow from the vested assets in their TES accounts. The minimum loan amount is $1,000. The maximum loan permitted is the lesser of: (1) $50,000 minus the highest outstanding loan balance during the last twelve months, (2) 50% of the vested account balance, or
(3) the assets in the TES Account which are eligible for a loan. The amounts in
(2) and (3) are reduced by any loan balance outstanding. Participants may have only one outstanding loan at a time. No new loans will be made until all outstanding loans are repaid. The interest rate for a loan is the prime rate as defined in the Plan document, and remains the same for the term of the loan. Interest rates for outstanding loans ranged from 5.75% to 7.0% in 2002.

     The term of a loan can be up to five years except for loans to purchase a primary residence, which can have a term of up to ten years. Loan repayment is made through payroll deductions. Repayment of the entire loan balance is permitted at any time. All loan repayments are allocated to the investment funds based upon the participant's current TES election.

2.   Summary of Significant Accounting Policies

Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value.

     Investments in the Loral Stock Fund, the Globalstar Stock Fund and the Ford Stock Fund are valued at quoted market prices and represent the net asset value per unit of participation.

     Shares of registered investment company funds are valued at quoted market prices that represent the net asset value of shares held by the Plan at year-end.

     Loans receivable from participants are valued at cost which approximates fair value.

     The Plan presents in the statements of changes in net assets available for benefits, the net increase (decrease) in the fair value of its investments which consists of the realized gains or losses and the unrealized increase (decrease) of those investments.

     Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned.

Estimates

     The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from estimates.

Risks and Uncertainties

     The Plan provides for various investment options in any combination of investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for benefits and the statements of changes in net assets available for benefits.

Financial Instruments

     Fidelity Management Trust Company ("Fidelity") is the Trustee of the Plan. Several fund managers enter into forward foreign currency contracts to protect securities and related receivables and payables against fluctuations in future foreign currency rates. A forward contract is an agreement to buy or sell currencies of different countries on a specified future date at a specified rate. Risks associated with such contracts include the movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform. The market value of the contract will fluctuate with changes in currency exchange rates.

     Several fund managers also invest in futures and option contracts solely for the purpose of managing its exposure to the stock and bond markets and fluctuations in interest rates. The use of futures and option transactions involves the risk of imperfect correlation in movements in the price of futures and option contracts, interest rates and the underlying hedged assets, and the possible inability of counterparties to meet the term of their contracts. When the contract is closed, a realized gain or loss is recorded equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed.

     Plan participants should review the prospectuses of the funds that they are investing in to ensure that they are comfortable with the funds ability to enter into foreign currency, futures and option contracts.

3. Investments

     The following presents investments that represent five percent or more of the Plan's net assets as of December 31, 2002 and 2001 (in thousands):

                                                        2002        2001
                                                      ---------   ---------
Loral Stock Fund*................................     $  12,515   $  44,637
Fidelity Blue Chip Growth Fund...................        36,038      49,841
Fidelity Growth & Income Fund....................        22,277      26,694
Fidelity Retirement Money Market Portfolio.......        51,604      55,613
Fidelity Managed Income Portfolio II.............        19,461      18,506
Fidelity Magellan Fund...........................        16,155      20,924
__________

* Includes both participant directed and non-participant directed amounts.

     In 2002 and 2001, the Plan's investments, including gains and losses on investments bought and sold, as well as held during each year (decreased) increased in value as follows (in thousands):


                                                        2002        2001
                                                      ---------   ---------
Mutual Funds.....................................     $ (26,108)  $ (20,308)
Loral Stock Fund.................................       (40,511)      3,159
Globalstar Stock Fund............................           ---         (78)
Ford Stock Fund..................................        (4,400)     (5,372)
                                                      ---------   ---------
                                                      $ (71,019)  $ (22,599)
                                                      =========   =========

     Information about the significant components of the changes in net assets relating to the non-participant-directed investments in 2002 and 2001 were (in thousands):


                                                        2002        2001
                                                      ---------   ---------
Contributions....................................      $  6,603   $   7,253
Net appreciation (depreciation)..................         5,116      (3,387)
Dividends........................................           284         840
Benefits paid to participants and withdrawals....          (674)     (1,243)
Transfers to participant-directed funds..........       (29,009)     (1,571)
Loans............................................           ---         (11)
                                                       --------    --------
                                                       $(17,680)   $  1,881
                                                       ========     ========

4. Plan Termination

     Although the Employer has not expressed intent to do so, the Employer can discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a discontinuance and/or termination of the Plan, participants will become 100% vested and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

5.   Tax Status

     On February 27, 2002, the Employer filed for a determination from the Internal Revenue Service that the Plan and related trust are designed in accordance with applicable sections of the IRC.

     Based upon present applicable laws and regulations, participants will not be subject to Federal income tax on the TES contributions or Employer contributions made on their behalf or on the earnings credited to their account until such time as they are withdrawn.

6.   Concentration of Credit Risk

     At December 31, 2002 and 2001, approximately 86% and 75%, respectively, of the Plan's assets were invested in Fidelity funds and 7% and 18%, respectively, in the Loral Stock fund.

7.   Related Party Transactions

     Certain Plan investments are mutual funds managed by affiliates of the Plan trustee, which qualify as party-in-interest transactions. Such transactions are permitted under the provisions of the Plan and are exempt from the prohibition of party-in-interest transactions under ERISA and applicable exemptions promulgated thereunder.

                                  SAVINGS PLAN

                SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            as of December 31, 2002
                                 (In thousands)



                                       Description of investment including
        Identity of issue, borrower,     maturity date, rate of interest,                          Current
         lessor or similar party        collateral, par or maturity value      Cost                 Value
(a)               (b)                                 (c)                       (d)                  (e)
----    ---------------------------     ---------------------------------   ----------           ----------
 *      Loral Stock Fund                Common Stock (35,756,501 shares)    $  115,129            $  12,515
        Ford Stock Fund                 Common Stock (1,910,719 shares)          6,609                6,210
 *      Fidelity Management
         Trust Company                  Retirement Money Market Portfolio                            51,604
                                        Blue Chip Growth Fund                                        36,038
                                        Growth & Income Fund                                         22,277
                                        Managed Income Portfolio II                                  19,461
                                        Magellan Fund                                                16,155
                                        Intermediate Bond Fund                                        6,636
                                        Asset Manager                                                 3,908
                                        Spartan U.S. Equity Index                                     3,554
                                        Overseas Fund                                                 3,291
                                        Puritan Fund                                                    892

        Morgan Stanley-Dean Witter      Global Equity Portfolio Class B                                 722

        PIMCO                           Total Return Fund                                             2,494
                                        Mid Cap Growth Fund                                           1,302
                                        Capital Appreciation Fund                                       940
                                        High Yield Fund                                                 584

        Strong Financial Corporation    Strong Advisors Small Cap Fund                                   84

        Ariel Mutual Funds              Ariel Appreciation Fund                                          74

 *      Participant Loans               Interest rates ranging from 5.75% to 7.0%                      2,491
                                                                                                  ----------
                                                                                                  $  191,232
                                                                                                  ==========
__________

* Party-in-interest

                       CONSENT OF INDEPENDENT ACCOUNTANTS

     As independent public accountants, we consent to the incorporation by reference in the registration statement of Loral Space & Communications Ltd. on Form S-8 (File No. 333-14863) of our report dated June 23, 2003, on our audits of the financial statements and schedule of the Loral Savings Plan for the years ended December 31, 2002 and 2001, which report is included in the Annual Report on Form 11-K which is filed with the Securities and Exchange Commission.

MOHLER, NIXON & WILLIAMS
Accountancy Corporation

Campbell, California
June 25, 2003

                           CERTIFICATION PURSUANT TO
                                18 U.S.C. 1350,
                         AS ADOPTED PURSUANT TO SECTION
                     906 of the SARBANES-OXLEY ACT OF 2002

     In connection with the Annual Report of the Loral Saving Plan (the "Plan") on Form 11-K for the year ended December 31, 2002, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), Stephen L. Jackson, a member of the Plan Administrative Committee, and also Vice President, Administration of Loral Space and Communications Ltd. (the "Company"), certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1) The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

     (2) The information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Plan.

                                          /s/ Stephen L. Jackson
                                          ------------------------------------
                                                   Stephen L. Jackson
                                          Plan Administrative Committee member
                                            & Vice President, Administration

     June 25, 2003


     A signed original of this written statement required by Section 906 has been provided to the Company and will be retained by the Company and furnished to the Securities and Exchange Commission or its staff upon request.